EXHIBIT 99.8

SECTION B

UBBOCK AVALANCHE-JOURNAL

ubbock, Texas, Friday Morning, August 21, 1970

IANY ADVANTAGES

Sewage Treatment Method Gets Test

By PERRY FLIPPIN
Avalanche-Journal Staff

A former technical advisor to ASA's Apollo program is in ubbock testing a sewage reatment experiment. He says is system can eliminate ollution from feedlot wastes, while converting manure into a igh-protein, alfalfa-like ration supplement.

To prove the effectiveness of his system, he takes the treated sewage water, and (gulp!) drinks it.

Jay E. Ort, vice president of Ecological Research Associates Inc., was concerned about pollution and the environmental crisis 15 years ago—"Before most people thought it was an issue," he says. Since then, he's been looking for safe, yet practical, methods to overcome factors that threaten environmental quality.

I ist recent discovery in sewage treatment and feedlot pollution abatement, though still in exploratory stages, appears to be on the right track.

His approach is deceptively simple, and a distinct departure from any conventional research in the field. Ort says the Rockefeller Institute and the University of California have undertaken similar projects, but that neither has taken them as far as the Lubbock project.

The key, they think, is algae—that green, slimy scum common to most West Texas fishin' holes, and detested for its singularly unattractive appearance.

Scientists have discovered that this same algae possesses remarkable purification, as well as nutritional, qualities. Algae, they think, may be the secret to one of the most significant breakthroughs in the nation's war on pollution and hunger.

Algae will not grow in pure water, but it thrives on nitrogen, phosphorus, carbon dioxide and other inorganic impurities that are by-products of bacterial action on sewage and other organic wastes. Inversely, action of bacteria breaking down organic solids, and algae consuming inorganic impurities, eventually returns the water to a level safe enough to be used

See SEWAGE Page 12

WATER RECLAIMED—South Plains' water is too precious to be used once and then thrown away, according to many area planners. Jay E. Ort, a pollution consultant, studies the results of his newest sewage treatment experiment, and concludes that his new algae-based technique removes everything but the thought. (Staff Photo)

Sewage Treatment Method Gets Test

FROM PAGE ONE

again—even to be drunk, as Ort willingly demonstrates.

At the same time, the algae can be "harvested" from the treated sewage, processed, and fed to livestock, in the same manner that cattle feeders use cottonseed meal or soybean meal. Processed algae resembles—both in appearance and odor—alfalfa meal. Ort says that it can supply upwards of 60 per cent of an animal's daily protein requirements, and do it competitively with soybean and cottonseed meal supplements.

From the standpoint of yields, Ort says that sewage-produced algae can far out-strip conventional agricultural crops. For example, compared to ...alfa grain acre per year under optimum conditions, algae can produce up to 60 tons per acre per year in shallow settling ponds—besides the primary function of reclaiming vitally-needed water.

In addition, the algae is more than half protein, and very high in Vitamin A.

The major prolem in adapting Ort's system to a typical feedlot situation is that the algae culture, like a yeast culture in bread-making, requires frequent additions to keep it alive and growing. Few feedlots have an adequate drainage system which would permit them to be flushed regularly into the treatment ponds and facilities.

Ort's pilot project is currently set up adjacent to the city's southeast treatment plant, and final confirmation of the system's effectiveness and

Top, looking into the outer part of the auto-harvest flotation unit where on the previous page, carbon dioxide was being transferred into underflow water. In this case the view is through about four and one half feet of reclaimed sewage water from the city of Lubbock, Texas. Bottom, a beaker of reclaimed Lubbock, Texas sewage water.

Skimming the Autoflotation Froth:
The skimming arm pushes froth into a discharge trough from which it drains into a dewatering tank. The outer part of the autoflotation unit showing on the left is a recarbonation chamber, where carbon dioxide is bubbled through underflow water from flotation step to neutralize the high pH.

Making Algae Filter Cake:
After a first dewatering step, final dewatering and drying may be done by any of a number of processes depending upon costs and the desired quality of the end product. The picture shows a filter press product.

Above, the culture from the third pond passes through a pump on the way into the auto-harvest flotation unit, the pressure change from the inlet to the discharge of the pump causes the super- saturation oxygen in the water to be released as tiny bubbles, which are trapped in the magnesium hydroxide gal along with the algae cells and buoyed to the surface much as the natural process seen above does in the third pond on occasion. The algae and magnesium hydroxide froth is skimmed from the surface, then thickened and treated with carbon dioxide to dissolve the magnesium for recycle. In the picture, to the left, carbon dioxide is being introduced into flotation underflow water in a manner similar to the transfer of carbon dioxide from flue gas. Below, thickened, magnesium removed, and dewatered algae filter cake is displayed.

This third pond (above) is about 6 inches in depth. In it, photosynthesis is very intensive as the almost black area to the right shows.. As carbon dioxide is assimilated pH elevates to about 11.5, magnesium in the water shifts from bicarbonate to hydroxide and the oxygen levels may elevate to 4 times saturation. In this picture, the algae are auto-floating and being auto-harvested by wind action. The algae stick to the magnesium hydroxide gelatinous floe that forms and are buoyed to the surface by super-saturation oxygen released by the water due to the wind action. Some of the oxygen-rich water from this pond is discharged as needed onto the surface of the first pond if odor problems develop. Culture is pumped from this pond into the auto-flotation unit pictured on the right where it is exploited intentionally in the harvester.

The photographs on these four pages show a pilot plant designed and operated for four years by Jay Ort at Lubbock, Texas. The plant was fed 15,000 to 20,000 gallons of raw sewage from the City of Lubbock into the head of the pilot plant at the far end of the first pond. This operation was the basis of principles used in the auto-harvest photobioreactor to be used in the Symbiortic Cell.

The pond in the foreground of the photo on the left is the initial pond in the plant which generally operates in a facultative mode, The far end is about 5 feet deep and the near end about 3 feet deep. The yellow transfer channel is a conduit into the deeper green middle pond on the right in this picture. In the distance is the auto-flotation Unit.

The picture on the right is the middle pond which is operated at 12 to 15 inches depth, and is periodically mixed. It operates in an aerobic mode .and builds up algae culture density. Ripples on the surface indicate an abundance of oxygen in the water (aerobic conditions).